Exhibit 99.1

SETTLEMENT AGREEMENT

THIS SETTLEMENT AGREEMENT made as of the 19th day of June, 2009.

AMONG:

THE ERIN MILLS INVESTMENT CORPORATION, a corporation incorporated under the laws of the Province of Ontario (“TEMIC”)

- and -

LORUS THERAPEUTICS INC., a corporation incorporated under the laws of Canada (“Lorus”)

WHEREAS on October 6, 2004, Lorus Therapeutics Inc. (formerly 4325231 Canada Inc.) (“Old Lorus”), GeneSense Technologies Inc. (“GeneSense”) and TEMIC entered into a subscription agreement (as amended, restated, supplemented or otherwise modified from time to time, the “Subscription Agreement”) providing for the issuance of three (3) five million dollar ($5,000,000) principal amount convertible debentures (each a “Debenture” and collectively, the “Debentures”) on each of October 6, 2004, January 14, 2005 and April 15, 2005, each maturing on October 6, 2009;

AND WHEREAS pursuant to an arrangement (the “Arrangement”) completed on July 10, 2007 and the terms of an assignment, assumption, novation and consent agreement among Old Lorus, 6650309 Canada Inc. and TEMIC, the Debentures were assigned, assumed and novated by 6650309 Canada Inc., which subsequently changed its name to Lorus Therapeutics Inc. (“Lorus”);

AND WHEREAS in connection with the Arrangement, Lorus and TEMIC entered into an amended and restated share pledge agreement (the “Pledge”) dated July 10, 2007, pursuant to which, among other things, Lorus granted a security interest to TEMIC in all securities held by it, including without limitation, 756,623 preferred shares and 80 common shares of NuChem Pharmaceuticals Inc. (“NuChem”) and 7,000,000 common shares of GeneSense Technologies Inc. (“GeneSense”) (collectively, the “Pledged Securities”);

AND WHEREAS in connection with the Arrangement, GeneSense and TEMIC entered into an amended and restated guarantee and indemnity (the “Guarantee”) dated July 10, 2007, pursuant to which, among other things, GeneSense guaranteed the due payment and performance of the Guaranteed Obligations (as such term is defined in the Guarantee);

AND WHEREAS in connection with the Arrangement, GeneSense and TEMIC entered into an amended and restated general security agreement (the “GSA”) dated July 10, 2007, pursuant to which, among other things, GeneSense granted a security interest in favour of TEMIC;AND WHEREAS, effective May 31, 2009, GeneSense transferred all of its assets and undertaking to its parent, Lorus, and such transfer was consented to by TEMIC pursuant to a consent dated May 31, 2009;

AND WHEREAS Lorus and TEMIC wish to enter into this settlement agreement (the “Agreement”) with respect to discharging in full all of the Obligations (as such term is defined in the Debentures) for the consideration and on the terms set out in this Agreement;

NOW THEREFORE in consideration of the premises hereto, the mutual covenants and agreements herein set forth and other good and valuable consideration (the receipt and sufficiency of which is hereby acknowledged by each of the parties hereto), and in order to make a bona fide settlement and compromise in relation to the obligations secured by the Debentures, the parties hereby agree as follows:

1.	COVENANTS

At the Time of Closing on the Date of Closing (both as herein defined), the parties shall do or cause to be done the following:

(a)	Assignment and Sale of Intellectual Property

Lorus shall absolutely and indefeasibly assign, transfer and sell to TEMIC (or its nominee) free and clear of all liens, charges or encumbrances of any nature or kind (save and except for a charge in favour of Zor Pharmaceuticals, LLC (“Zor”) and subject to the Virulizin exclusive license agreement, as amended, assigned and novated pursuant to the provision of Section 1(d) between Erin Mills Biotech Inc. and Zor, and the animal field of use license described in Section 1(e)), all of its rights, title and interest in and to intellectual property relating to the extraction of a product from bovine bile and known by the trade name “Virulizin” as evidenced by all the patents, trademarks and other intellectual property described in Exhibit “A” to the asset purchase agreement (collectively, the “Assigned IP”) for an aggregate purchase price described in clause (1) hereof. Such asset purchase agreement shall be in the form of the asset purchase agreement attached as Schedule “A” hereto.

(b)	Sale of Shares in Pharma Immune Inc.

Lorus and TEMIC shall execute and deliver a share sale agreement pursuant to which Lorus shall sell all of its shares in Pharma Immune Inc. (being all of the issued and outstanding shares) free and clear of all liens, charges or encumbrances of any nature or kind to TEMIC (or its nominee) for an aggregate purchase price described in clause (1) hereof. Such share sale agreement shall be in the form of the share sale agreement attached as Schedule “B” hereto.

(c)	Cash and Share Payment

Lorus shall pay to TEMIC the sum of three million three hundred thousand dollars ($3,300,000) by way of certified cheque or wire transfer on account of the outstanding principal amount of the Debentures. Lorus shall, at its option, either pay outstanding interest due in respect of the Debentures to the Date of Closing in cash on the Date of Closing or deliver treasury shares in lieu thereof as contemplated in the Debentures.

(d)	Assignment and Novation of License Agreement

TEMIC (or its nominee) shall assume the obligations of Lorus thereunder and Lorus, TEMIC (or its nominee) and Zor shall execute and deliver two amendment, assignment, novation and consent agreements (the “Novation Agreements”) with respect to the Virulizin License Agreement. Such Novation Agreements shall be in the form of the Novation Agreements attached as Schedule “C” hereto.

(e)	License to Lorus

TEMIC (or its nominee) shall execute and deliver an exclusive, royalty-free perpetual license agreement with Lorus in respect of the animal field of use contemplated in Section 2.2 of the Virulizin License Agreement. Such license agreement shall be in the form of license agreement attached as Schedule “D” hereto.

(f)	Supply and Services Agreement

Lorus and TEMIC (or its nominee) shall execute and deliver a supply and services agreement pursuant to which Lorus shall, on the terms and conditions set out therein, supply the services described therein and TEMIC (or its nominee) shall pay the fees provided therein for such services. Such supply and services agreement shall be in the form of the supply and services agreement attached as Schedule “E” hereto.

(g)	Cancellation of Debentures

TEMIC shall deliver the Debentures to Lorus for cancellation.

(h)	Discharges by TEMIC

Consistent with the surrender of the Debentures described in clause (g), TEMIC agrees to execute and deliver to Lorus registrable discharges and releases, of any security now held by or in favour of TEMIC or any financing statement, financing change statement or notice in respect thereof held by or in favour of it as direct or indirect security for the obligations under the Debentures, and specifically authorizes McCarthy Tetrault LLP and its agents to discharge all security registrations made in favour of TEMIC against any of Lorus or GeneSense including those listed on Schedule “G” hereto.

(i)	Return of Pledged Securities

Consistent with the surrender of the Debentures described in clause (g), TEMIC shall return to Lorus all share certificates and corresponding stock transfer powers delivered to it in respect of the Pledged Securities.

(j)	Mutual Releases

All parties shall deliver full and complete releases of each other in respect of all matters pertaining to the Subscription Agreement, the Debentures, the Guarantee, the GSA and the Pledge up to the Date of Closing. Such releases shall be in the form of the releases attached as Schedule “F” hereto.

(k)	Collateral Documentation

The parties agree to deliver such further confirmations, acknowledgements, certificates (including certified copies of resolutions) and other such documents (including, without limitation a confidentiality and non-disclosure agreement from Lorus) as may be reasonably required to give effect to the transactions contemplated in this Agreement or perfect the full intent and meaning of this Agreement.

(l)	Allocation

[REDACTED]. The allocation in respect of the principal amount outstanding under the Debentures has been redacted.

2.	REPRESENTATIONS AND WARRANTIES

(a)
Lorus hereby represents and warrants to TEMIC that as of the date hereof, it has not (i) made any arrangements; (ii) entered into agreements (except for the Virulizin License Agreement); or (iii) entered into letters of understanding or of intent, regarding the sale, licensing or other monetization of Virulizin or any other technology, know-how or intellectual property owned by it or its subsidiaries with any other person, firm or corporation in any jurisdiction, nor does it have any prospects of doing so. This representation and warranty is made by Lorus on the understanding that is being relied by TEMIC as basis for entering into this Agreement and completing the transactions contemplated by this Agreement and it is intended to survive the completion of all transactions for a period of two (2) years after the date of this Agreement.

(b)	TEMIC represents and warrants it has not sold, assigned or encumbered or parted with possession of or granted any interest in any of the Debentures, the Guarantee, the GSA or the Pledge.

3.	CLOSING

(a)
The closing of the transactions referred to in this Agreement will take place at the offices of TEMIC’s counsel, or such other place as the parties may agree in writing, on the 19th day of June, 2009, (the “Date of Closing”) at 1:00 pm local time (the “Time of Closing”), unless the parties otherwise agree in writing.

(b)
The closing of the transactions contemplated herein is conditional on the consent to the within transaction by Zor and execution and delivery by Zor to TEMIC and Lorus of the Novation Agreements and there being no legal or administrative proceeding to prohibit or enjoin the transactions provided in this Agreement or any agreements to be delivered by the parties as provided in this Agreement.

(c)
The delivery of some but not all of the agreements contemplated herein by a party or a party related to a party shall entitle any other party to terminate this Agreement and the transactions contemplated in the agreements delivered pursuant to this Agreement in addition to any other remedies it may have at law or otherwise.

4.	RELEASE OF SECURITY AND GUARANTEE

Effective on the Time of Closing:

(a)	TEMIC acknowledges and agrees that Lorus has repaid or provided for all of the Obligations (as such term is defined in the Debentures) in full;

(b)
TEMIC releases and forever discharges in full (without any further action by any person) Lorus and GeneSense from any and all assignments, mortgages, charges, pledges, liens, hypothecs, encumbrances securing or in effect securing any obligation, conditional sale or title retention agreement or security interest whatsoever, howsoever created or arising, whether absolute or contingent, fixed or floating, legal or equitable, perfected or not (collectively the “Security”) held by or granted to TEMIC with respect to the Debentures including, without limitation, on or over any of the assets of Lorus and GeneSense of whatsoever nature and kind, securing the repayment of any indebtedness of or the performance of the Obligations and effective on the Time of Closing such Security ceases to be of any further force or effect;

(c)	TEMIC releases GeneSense from all obligations pursuant to the Guarantee; and

(d)
TEMIC grants, releases, remises, reconveys, transfers, assigns, discharges and forever quitclaims and surrenders to Lorus, without representation by or recourse to TEMIC, all of the Lorus’ and GeneSense’s assets of whatsoever nature and kind now covered or intended to be covered by the Security, to have and to hold the said property and assets with all and singular the appurtenances thereto to Lorus and GeneSense forever and absolutely freed, acquitted, discharged and released of and from the Security and from the obligations, principal money, interest and other money thereby secured and every trust, proviso, covenant, matter and thing therein contained. All agreements, documents or other instruments evidencing or comprising the Security or the indebtedness, liabilities and obligations thereby secured are hereby cancelled and terminated and are of no further force and effect.

5.	GENERAL

(a)
TEMIC’s Rights. The execution and delivery of this Agreement do not impair or reduce the ability of TEMIC to immediately commence enforcement proceedings under the Debentures or any other security it may have against Lorus prior to the Time of Closing. Such rights shall remain in full force and effect until the Time of Closing.

(b)
Notice. Any notice or other communication required or permitted to be given under this Agreement shall be in writing and shall be given by prepaid mail, by facsimile or other means of electronic communication or by hand-delivery. Any such notice or other communication, if mailed by prepaid mail shall be deemed to have been received on the second day after the date that was post-marked upon it, or if sent by facsimile or other means of electronic communication or hand-delivered, shall be deemed to have been received on the day it is delivered. All notices and other communications given or made pursuant to this Agreement shall be addressed as follows:

(i)	if to TEMIC:

7501 Keele Street, Suite 500
Concord, ON L4K 1Y2
Attention:  Gerry C. Quinn
Telecopier number: (416) 736-8373

(ii)	if to Lorus:

c/o Lorus Therapeutics Inc.
2 Meridian Road
Toronto, ON M9W 4Z7
Attention:  Aiping Young
Telecopier number: (416) 798-2200

(c)	Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein.

(d)
Severability. Except as otherwise contemplated herein, should any provisions of this Agreement be held by a court of law to be illegal, invalid or unenforceable, the legality, validity and enforceability of the remaining provisions of this Agreement shall not be affected or impaired thereby.

(e)
Entire Agreement. This Agreement, including the agreements contemplated in the Schedules hereto, constitutes the entire agreement between the parties relating to this subject matter and supersedes all prior or contemporaneous oral or written agreements concerning such subject matter. This Agreement may only be changed by mutual agreement or authorized representatives of the parties in writing.

(f)
Counterparts. This Agreement may be executed in any number of counterparts provided each party executes a counterpart and all of these counterparts taken together shall for all purposes constitute one agreement, binding on the parties notwithstanding that all parties are not signatory to the same counterpart. Counterparts may be executed either in original or faxed form and the parties adopt any signatures received by a receiving fax machine as original signatures of the parties; provided, however, that any party providing its signature in such manner shall promptly forward to the other party an original of the signed copy of this Agreement which was so faxed.

(g)	Enurement. This Agreement will enure to the benefit of and be binding upon the respective successors and assigns of the parties.

[Signature Page Has Been Redacted.]

SCHEDULE “A”